EXHIBIT TO ITEM 77C

KOBREN INSIGHT FUNDS

	A Special Meeting of Shareholders of Kobren Insight
Funds was held on November 10, 2006. The only proposal submitted for a vote of the shareholders was for the approval to of an Agreement and Plan of Reorganization and Redomicilation providing for the reorganization of the Kobren Growth Fund and Delphi Value Fund into the E*TRADE
Kobren Growth Fund and E*TRADE Delphi Value Fund, respectively, each a newly created series of E*TRADE Funds.
The proposal was approved by shareholders and the result of the vote is as follows:


             NUMBER OF SHARES
         GROWTH FUND   VALUE FUND
For        2,509,054    3,715,694
Against      164,641      123,065
Abstain      227,234       84,344